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18005064

SEC Mail Processing Section

MAR 01 2018

Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dempsey Lord Smith, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 North Broad Street, Suite 400
(No. and Street)

Rome (City) GA (State) 30161 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry E. Dempsey (706) 238-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, SE, Ste 1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry E. Dempsey, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dempsey Lord Smith, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 7-9-18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMPSEY LORD SMITH, LLC
Financial Statements
For the Year Ended
December 31, 2017
With
Report of Independent Registered
Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dempsey Lord Smith, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dempsey Lord Smith, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2006.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

DEMPSEY LORD SMITH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 2,479,539
Commissions receivable	268,770
Office furniture and equipment, net of accumulated depreciation of $107,306	26,532
Deposit with clearing broker	50,000
Advances to Employees	55,650
Prepaid Expense	15,469
Due from Related Party	195,000
Total Assets	$ 3,090,960

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 35,161
Accrued commissions	1,011,360
Other accrued expenses	46,572
Total Liabilities	1,093,093
MEMBERS' EQUITY	1,997,867
Total Liabilities and Members' Equity	$ 3,090,960

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES	
Commissions	$ 7,442,214
Mutual Fund/12B-1 Income	1,219,217
Advisory Income	1,460,130
Interest/Dividend Income	5,497
Total revenues	10,127,058
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions	5,461,871
Guaranteed Payments to Partners	848,000
Employee compensation and benefits	410,430
Clearing and execution charges	332,520
Communications	16,547
Occupancy	187,500
Other operating expenses	1,441,940
Total expenses	8,698,808
NET INCOME	$ 1,428,250

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,428,250
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	14,000
Decrease in commissions receivable	133,441
Increase in Prepaid Expense	(286)
Increase in receivables from employees	(53,150)
Decrease in accounts payable	(42)
Increase in accrued commissions	298,045
Increase in other accrued expenses	21,471
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,841,729
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from loan to related party	5,000
NET CASH PAID FOR FINANCING ACTIVIIES	5,000
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office furniture and equipment	(16,787)
NET CASH USED BY INVESTING ACTIVITIES	(16,787)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,829,942
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	649,597
End of year	$ 2,479,539

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$ 569,617
Net income	1,428,250
Balance, December 31, 2017	$ 1,997,867

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Dempsey Lord Smith, LLC (the "Company"), a Georgia Limited Liability Company organized in April 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company operates as a "general securities" and “managing” broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Furniture and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity’s status, including its status as a pass-through partnership, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable and Revenue Recognition: Commissions receivable are uncollateralized obligations primarily due from other broker-dealers under normal trade terms. The carrying amount of commissions receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all commissions receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the commissions receivable recorded at December 31, 2017 are fully collectable and are therefore stated at net realizable value without an allowance for doubtful accounts. The Company recognizes revenue generally when it is earned and realized or realizable, and collection is reasonably assured. The Company records commissions earned from securities transactions on a trade-date basis. Commission payable related to these transactions are recorded based upon estimated payout ratios for each product as commission revenue is accrued.

Date of Management's Review – Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Pronouncement – In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgement and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,704,942, which was $1,632,069 in excess of its required net capital of $72,873 and its ratio of aggregate indebtedness to net capital was .64 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company's clearing agreement requires that a minimum balance of $50,000 be maintained on deposit with the clearing broker and that minimum net capital of $75,000 be maintained.

NOTE E — LEASES AND RELATED PARTIES

The Company leases three office premises locations from its members or entities controlled by its members. The lease became month to month effective January 2018.

For the year ended December 31, 2017, rent expense under related party premises leases was $187,500.

At December 31, 2017, the Company has a note receivable of $195,000 from an entity controlled by its members. The note is non-interest bearing and due on demand.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE F – CONTINGENCIES

The Company is subject to litigation and customer claims in the normal course of business. At December 31, 2017, the Company is engaged in a matter with a customer. The Company has incurred and paid costs equal to its insurance coverage deductible and therefore expects to incur no additional costs related to the matter.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DEMPSEY LORD SMITH, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

NET CAPITAL:

Total members' equity	$1,997,867
Less nonallowable assets:	
Accounts receivable, non-allowable	(274)
Office furniture and equipment	(26,532)
Other assets	(266,119)
	(292,925)
Net capital before haircuts	1,704,942
Less haircuts	-
Net capital	1,704,942
Minimum net capital required	72,873
Excess net capital	$1,632,069
Aggregate indebtedness	$1,093,093
Minimum net capital based on aggregate indebtedness	$ 72,873
Ratio of aggregate indebtedness to net capital	.64 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as reported above.

DEMPSEY LORD SMITH, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dempsey Lord Smith, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dempsey Lord Smith, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dempsey Lord Smith, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Dempsey Lord Smith, LLC stated that Dempsey Lord Smith, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dempsey Lord Smith, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dempsey Lord Smith, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

DEMPSEY LORD SMITH, LLC

January 31, 2018

BROKER DEALERS ANNUAL EXEMPTION REPORT

Dempsey Lord Smith, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Dempsey Lord Smith, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Sincerely,

Jerry Dempsey
CEO, Dempsey Lord Smith, LLC

901 NORTH BROAD STREET - SUITE 400 - ROME, GA 30161 - PHONE 706-238-9575 FAX: 706-238-9578 - HTTP://WWW.DEMPSEYI.COM